

October 27, 2023

Zhen Ba
Chief Financial Officer
Quhuo Limited
3rd Floor, Block A, Tonghui Building
No. 1132 Huihe South Street
Chaoyang District, Beijing 100020
The People's Republic of China

> **Re: Quhuo Limited**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed September 28, 2023**
> **File No. 333-273087**

Dear Zhen Ba:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 26, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1.  We note your response to comment 1 and reissue. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company.

2.  We note your response to comment 5 and reissue in part. In this regard, we note the revised disclosure discussing the limitations on your ability to transfer cash between you, your subsidiaries and the consolidated VIE. Please further revise to address any limitations on your ability to transfer cash to investors. Additionally, please provide a cross-reference to your discussion of this issue in your summary risk factors.

3.    We note your response to comment 6 and reissue in part.  Please provide a cross-reference on the cover page to the discussion of the cash flow management policies in the prospectus summary.

General

4.    We note you have elected to revise your disclosure on the Cover Page as well as in the Prospectus Summary and Risk Factor sections relating to (i) the legal and operational risks associated with operating in China and the PRC, specifically around the ability of the PRC government to intervene, (ii) uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and (iii) the resultant enforceability of the contractual arrangements with the VIE.  As examples only, we note your cover page disclosure that "the PRC government has significant discretion that can be used to exert substantial influence" over the manner in which you conduct your business has been revised to remove disclosure that the PRC government may intervene its operations at any time.  Additionally, we note that you have removed disclosure that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, from several areas of the prospectus.  Lastly, we note that you have also removed disclosure specifically stating that uncertainties in the PRC legal system could limit your ability to enforce the VIE arrangements from several areas of the prospectus.  It is unclear to us that there have been changes in the regulatory environment in the PRC since the last registration statement that was filed on June 30, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures.  The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale.  We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."  The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice.  We do not believe that your revised disclosure conveys the same degree of risk and uncertainty.  Where you mitigate the challenges you face, please restore the related disclosures to the disclosures as they existed in the registration statement you filed on June 30, 2023.

       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:    Wei Wang